

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 29, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Ronald D. Mogel
Senior Vice President and Chief Financial Officer
OMNI Energy Services Corp.
4500 NE Evangeline Thwy.
Carencro, LA 70520

> **Re:** **Omni Energy Services Corp.**
> **Preliminary Schedule 14A, Amendment No. 2**
> **Filed April 29, 2009**
> **File No. 0-23383**

Dear Mr. Mogel:

We have completed our review of your Preliminary Schedule 14A and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: N. Gholson
        Via facsimile: Michelle Earley, Esq. – Locke Lord Bissell & Liddell LLP
                (512) 391-4818